Date: March 9, 2012

<u>Via EDGAR</u>

United States Securities and Exchange Commission
100F Street, N.E.
Washington D.C., 20549-7010
Att: Sonia Bednarowski or John Sticke, Staff Attorneys
Division of Corporation finance

Re: Global Seed Corporation
Amended Registration Statement on Form S-1
Filed February 24, 2012
File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated March 7, 2012, concerning the Registration Statement on Form S-1 filed on February 24, 2012 and the latest recommended revision suggested by Ms. Sonia Bednarowski on March 8, 2012. we have provided the response below and an extra copy underlined the changes:

1. **Response:** We have replaced **Global Seed Inc**. with **Global Seed Corporation** throughout the prospectus and replaced **Su Zhi Dai** with **Su Zhi Da** throughout the prospectus.

2. **Response**: We have clarified the monthly miscellaneous expenses by break-down with expenses associated with being a public company such as accounting and auditing fees, legal fees, transfer agent fees. Page 17.

" auditing and legal fees: $425; miscellaneous Expenses and working capital: $775."

3. **Response**: We have removed the following statement:

" our registration statement has not yet declared effective by the Securities and Exchange Commission."

Any communications, please send a copy to Kristie L. Lewis Attorney-At-Law P.O. Box 31472 Houston, Texas 77231Tel: (832)-598-7435 Fax: 832-553-1902 E-mail: Klewisattyatlaw@gmail.com

Please also send an extra copy to the following e-mail address: **zhidasu726@yahoo.com**

Very truly,

/s/ Su Zhi Da
CEO/CFO